Exhibit 99.1

December 15 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: THE VERY GOOD FOOD COMPANY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	January 9, 2023

Record Date for Voting (if applicable) :	January 9, 2023

Beneficial Ownership Determination Date :	January 9, 2023

Meeting Date :	February 27, 2023

Meeting Location (if available) :	Vancouver, BC

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88340B109	CA88340B1094

Sincerely,

Computershare
Agent for THE VERY GOOD FOOD COMPANY INC.